

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2023

Steven Arenal
Chief Executive Officer
Lucent, Inc.
1633 East Fourth Street
Suite 148
Santa Ana, CA 92701

Re: Lucent, Inc.
Amendment No. 4 to Form 10
Filed April 10, 2023
File No. 000-56509

Dear Steven Arenal:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 4 to Form 10-12G

Item 1. Description of Business, page 1

1. We partially reissue comment 1. Please revise the discussion of the prior failure to file periodic reports to clearly disclose that the potential actions relate to the risk that the company may again fail to file periodic reports going forward. Please also address the risk to investors if you continue to be delinquent or become delinquent again in the future. Lastly, as previously requested, please revise the risk factor subheading on page 6 to make it clear the risk relates to the company's failure to file required periodic reports.

Item 5. Directors and Executive Officers, page 12

2. We note your response to comment 2 of our letter. Please remove the mitigating language from the risk factor on page 6. Additionally, we note that you have not included all of the

potential conflicts of interest. For example only, discuss the conflicts of interest relating to identifying a target business, and allocation of time and resources of management.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Byron Thomas, Esq.